SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

VIGNETTE CORPORATION

(Name of Subject Company (issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

926734-10

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Thomas Hogan

Chief Executive Officer

Vignette Corporation

1301 S. Mopac Expressway, Suite 100

Austin, TX 78746

Tel: (512) 741-4300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Brian K. Beard

Catherine L. Dawson

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

8911 Capital of Texas Highway North

Westech 360, Suite 3350

Austin, TX 78759

Tel: (512) 338-5400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$35,608,348.80	$4,511.58

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 9,755,712 shares of common stock of Vignette Corporation having an aggregate value of $35,608,348.80 as of February 11, 2004 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $126.70 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO relates to an offer by Vignette Corporation, a Delaware corporation (“Vignette”), to exchange (the “Exchange Offer”) all options to purchase shares of Vignette’s common stock that are held by eligible employees, whether vested or unvested (i) that have exercise prices greater than or equal to $4.00 per share or (ii) that have been granted on or after August 12, 2003 (the “Eligible Options”). These Eligible Options may be exchanged for new options (the “New Options”) that will be granted under upon the terms and subject to the conditions set forth in: (i) the Offer to Exchange Certain Outstanding Options for New Options, dated February 12, 2004 (the “Offer to Exchange”); (ii) the related letter from Thomas Hogan dated February 12, 2004; (iii) the Election Form; and (iv) the Withdrawal Form. These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents” and are attached to this Schedule TO as Exhibits (a)(1)(a) through (a)(1)(d), respectively. An “eligible employee” refers to all persons who are employees of Vignette or one of its subsidiaries in the United States, Australia, Canada, France, Germany, Italy, Spain or the United Kingdom, as of February 12, 2004 and remain employees in such location through the date on which the New Options are granted but does not include members of Vignette’s Board of Directors or Vignette’s Section 16 officers (which term shall mean any persons who are officers for purposes of Section 16 of the Securities Exchange Act of 1934, as amended).

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet” in the Offer to Exchange is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address.

Vignette is the issuer of the securities subject to the Exchange Offer. The address of Vignette’s principal executive office is 1301 S. Mopac Expressway, Suite 100, Austin, TX 78746 and the telephone number at that address is (512) 741-4300. The information set forth in the Offer to Exchange in the section under the caption “The Offer” entitled “Information concerning Vignette” is incorporated herein by reference.

(b)	Securities.

The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the New Options to be issued in the Exchange Offer will depend on the number of shares of common stock subject to the unexercised options tendered by eligible employees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet,” “Risks of Participating in the Offer,” and the sections under the caption “The Offer” entitled “Number of options; expiration date,” “Acceptance of options for exchange and issuance of new options,” “Source and amount of consideration; terms of new options” is incorporated herein by reference.

(c)	Trading Market and Price.

The information set forth in the Offer to Exchange in the section under the caption “The Offer” entitled “Price range of shares underlying the options” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

The information set forth in the Offer to Exchange under the caption “Summary Term Sheet” and the sections under the caption “The Offer” entitled “Eligibility,” “Number of options; expiration date,” “Procedures for electing to exchange options,” “Withdrawal rights and change of election,” “Acceptance of options for exchange and issuance of new options,” “Conditions of the offer,” “Source and amount of consideration; terms of new options,” “Price range of shares underlying the options,” “Status of options acquired by us in the offer; accounting consequences of the offer,” “Terms of the offer specific to participants residing outside the U.S.,” “Legal matters; regulatory approvals,” and “Material U.S. federal income tax consequences,” “Extension of offer; termination; amendment,” “Schedule B: Stock Option Exchange Program – A Guide to Issues in Australia,” “Schedule C: Stock Option Exchange Program – A Guide to Issues in Canada,” “Schedule D: Stock Option Exchange Program – A Guide to Issues in France,” “Schedule E: Stock Option Exchange Program – A Guide to Issues in Germany,” “Schedule F: Stock Option Exchange Program – A Guide to Issues in Italy,” “Schedule G: Stock Option Exchange Program – A Guide to Issues in Spain,” “Schedule H: Stock Option Exchange Program – A Guide to Issues in the United Kingdom,” is incorporated herein by reference.

(b)	Purchases.

The information set forth in the Offer to Exchange in the section under the caption “The Offer” entitled “Interests of directors and officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(e)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange in the section under the caption “The Offer” entitled “Interests of directors and officers; transactions and arrangements concerning the options” is incorporated herein by reference. The 1999 Supplemental Stock Option Plan, as amended, and related option agreement listed as Exhibits (d)(1) and (d)(2) hereto, respectively, contain information regarding the subject securities and are incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Offer to Exchange under the caption “Summary Term Sheet” and in the section under the caption “The Offer” entitled “Purpose of the offer” is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the Offer to Exchange in the sections under the caption “The Offer” entitled “Acceptance of options for exchange and issuance of new options” and “Status of options acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.

(c)	Plans.

The information set forth in the Offer to Exchange in the sections under the caption “The Offer” entitled “Purpose of the offer” and the “Information concerning Vignette” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the Offer to Exchange in the section under the caption “The Offer” entitled “Source and amount of consideration; terms of new options” is incorporated herein by reference.

(b)	Conditions.

Not applicable.

(d)	Borrowed Funds.

Not applicable.

Item 8.	Interest In Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth in the Offer to Exchange in the section under the caption “The Offer” entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the Offer to Exchange in the section under the caption “The Offer” entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a)	Financial Information.

The information set forth in Schedule I to the Offer to Exchange and in the Offer to Exchange in the sections under the caption “The Offer” entitled “Information concerning Vignette,” “Financial statements,”

and “Additional information” is incorporated herein by reference. Vignette’s Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b)	Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange in the section under the caption “The Offer” entitled “Legal matters; regulatory approvals” is incorporated herein by reference.

(b)	Other Material Information.

Not applicable.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(a)	Offer to Exchange Certain Outstanding Options for New Options dated February 12, 2004.

(a)(1)(b)	Letter from Thomas Hogan dated February 12, 2004.

(a)(1)(c)	Election Form.

(a)(1)(d)	Withdrawal Form.

(a)(1)(e)	Form of Promise to Grant Stock Option.

(a)(1)(f)	Form of Communication to Vignette Corporation Employees dated February 12, 2004

(a)(1)(g)	Vignette Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2002 filed with the Securities and Exchange Commission on March 28, 2003 (incorporated by reference).

(a)(1)(h)	Vignette Corporation Annual Report on Form 10-Q for its fiscal quarter ended September 30, 2003 filed with the Securities and Exchange Commission on November 14, 2003 (incorporated by reference).

(b)	Not Applicable.

(d)(1)	1999 Supplemental Stock Option Plan.

(d)(2)	Form of 1999 Supplemental Stock Option Plan Agreement.

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

(a)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

VIGNETTE CORPORATION

/s/ CHARLES SANSBURY

Charles Sansbury Chief Financial Officer

Date: February 12, 2004

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(a)	Offer to Exchange Certain Outstanding Options for New Options dated February 12, 2004.

(a)(1)(b)	Letter from Thomas Hogan dated February 12, 2004.

(a)(1)(c)	Election Form.

(a)(1)(d)	Withdrawal Form.

(a)(1)(e)	Form of Promise to Grant Stock Option.

(a)(1)(f)	Form of Communication to Vignette Corporation Employees dated February 12, 2004

(a)(1)(g)	Vignette Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2002 filed with the Securities and Exchange Commission on March 28, 2003 (incorporated by reference).

(a)(1)(h)	Vignette Corporation Annual Report on Form 10-Q for its fiscal quarter ended September 30, 2003 filed with the Securities and Exchange Commission on November 14, 2003 (incorporated by reference).

(b)	Not Applicable.

(d)(1)	1999 Supplemental Stock Option Plan.

(d)(2)	Form of 1999 Supplemental Stock Option Plan Agreement.

(g)	Not applicable.

(h)	Not applicable.